File pursuant to Rule 424(b)(3)
Registration No. 333-76498

G REIT, Inc.

Supplement No. 13 dated November 5, 2003
to the Prospectus dated July 22, 2002

     This Supplement No. 13 supplements, modifies and supercedes some of the information contained in our prospectus dated July 22, 2002 and Supplement No. 12 dated September 13, 2003. Unless we define a term in this Supplement No. 13, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 13 to “us,” “we” or “our company” means G REIT, Inc. and G REIT, L.P., unless the context otherwise requires.

STATUS OF OUR OFFERING

General

     We commenced our principal operations in the third quarter of 2002 when our registration statement was declared effective by the SEC and we completed our first property acquisition.

     As of October 31, 2003, we had offered 20,000,000 shares and sold approximately 13,670,964 shares of our common stock available for distribution to the public on a “best efforts” basis, and issued an additional approximately 170,959 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $135,000,000. After taking into account cash used in connection with the acquisition of real estate properties, loans and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $12,500,000 in cash available to invest in properties as of October 31, 2003.

FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERING

Selling Commissions

     As of October 31, 2003, we had incurred approximately $11,100,000 in selling commissions due to our dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

     As of October 31, 2003 we had incurred approximately $1,200,000 in marketing support and due diligence reimbursement fees to our dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

     As of October 31, 2003, we had incurred approximately $3,300,000 in other organizational and offering expenses.

SUBSEQUENT STATE REGISTRATIONS

     In addition to the states listed in our prospectus, we are in the process of registering the offering in South Carolina. The offering will then be registered in all 50 states and the District of Columbia with the exclusion of Alaska.

LASALLE CREDIT FACILITY

     On September 19, 2003, LaSalle Bank National Association approved an increase in the amount of our line of credit from $65,000,000 to $75,000,000.

PROPERTY ACQUISITIONS

824 Market Street – Wilmington, Delaware

     On October 10, 2003, through our wholly owned subsidiary, GREIT— 824 Market Street, LLC, a Delaware limited liability company, we purchased 824 Market Street located in Wilmington, Delaware. The seller was an unaffiliated third party. The total purchase price for the property was approximately $31,900,000 in cash. We paid an acquisition fee to Triple Net Properties Realty, Inc., or Realty, an affiliate of our advisor, of $970,000, or approximately 3.0% of the purchase price.

     824 Market Street is a 200,020 square foot, ten-story, Class B+ multi-tenant office tower built in 1982 which occupies one city block in downtown Wilmington, Delaware, two blocks from the new state and county courthouse. The property includes approximately 20,250 square feet of retail space and a 70-space parking garage. 824 Market Street is located on one of Wilmington’s major north-south thoroughfares and provides convenient access to Wilmington’s metro highway network. In addition, the property’s main entrance is proximate to the hub for the Delaware Authority for Regional Transit (DART), which provides public transportation connecting downtown Wilmington with numerous communities in the northern and southern suburbs of Wilmington.

     824 Market Street is approximately 93% leased to twenty-nine tenants. At the date of acquisition, approximately 35% of the property was leased to the United States Bankruptcy Court, District of Delaware under a lease with the United States General Services Administration. Nine leases totaling approximately 12% of the property’s gross leaseable area expire during the next twelve months. The GSA leases are computed on a “full service” or gross basis, which means that as a landlord, we bear the risks of certain increases in operating expenses not paid or reimbursed by the tenants under the GSA leases.

     The following table provides certain information with respect to the leases of those tenants that occupy 10% or more of the rentable square footage at 824 Market Street:

		Percentage of	Lease Termination	Current Base Annual
Tenant	Rentable Square Feet	Property Leased	Date	Rent	Renewal Options

GSA – US Bankruptcy Court (1)	69,467	34.7%	08/05/13	$1,909,621	None

     (1)  Government entity or government contractor.

     The following table provides certain information with respect to lease expirations for the next 10 years at 824 Market Street, as of October 2003:

					Gross Annual
		Rentable		Percent of Total	Base Rent
	Number	Sq. Ft.	Base of Annual	Building Rentable	Represented
Year Ending	of Leases	of Leases	Rent of Leases	Sq. Ft. Represented	by Leases
December 31	Expiring	Expiring	Expiring (1)	by Leases Expiring	Expiring (1)

2003	6	16,682	$293,365	8.34%	7.23%
2004	6	9,775	175,819	4.89	4.33
2005	6	18,619	347,973	9.31	8.57
2006	6	20,192	366,204	10.09	9.02
2007	7	26,590	467,263	13.29	11.51
2008	—	—	—	—	—
2009	2	11,536	196,265	5.77	4.84
2010	—	—	—	—	—
2011	1	2,607	48,822	1.30	1.21
2012	—	—	—	—	—
Thereafter	3	80,959	2,162,795	40.48	53.29

Total	37	186,960	$4,058,506	93.47%	100.00%

     (1) These amounts are based on the respective tenant’s current base annual rent, which may increase under the terms of the leases applicable to the respective tenant.

     We do not anticipate making any significant repairs or improvements to 824 Market Street over the next few years. A Phase I environmental assessment completed in connection with the purchase of the property found no hazardous conditions. For federal income tax purposes, 824 Market Street’s depreciable basis is approximately $25,500,000.

     We retained Realty to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Wilmington, Delaware

     Market Overview

     Wilmington is located within the Philadelphia office market, which contains over 122 million square feet of multi-tenant office space in 1,521 buildings. Approximately 75% of this space is located either in the downtown Philadelphia or the western Philadelphia suburbs, while the remaining 25% is located in Southern New Jersey and New Castle County, Delaware, in which Wilmington is located. The third quarter of 2003 recorded a regional vacancy rate of approximately 13.61%, which is a slight decrease over the previous quarter. Construction activity has been limited in the Philadelphia market, with only approximately 1.4 million square feet in the development phase, of which 26.2% is pre-leased. Average Class A third quarter asking rent in the Philadelphia region was approximately $23.43 per square foot, with suburban office space of $23.69-$35.00 per square foot during the third quarter of 2003.

     Economy

     Commonly referred to as the “corporate capital of the world,” Wilmington is home to more than half of the Fortune 500 companies. In addition, Wilmington is a hub for government and the financial industry. Wilmington is Delaware’s largest city, located approximately 20 miles south of Philadelphia. Wilmington has experienced employment growth of approximately 10% since 1990. Finance, insurance, real estate and service industries account for approximately 43% of employment. The concentration of these industry sectors is competitive with the traditional financial centers of New York and Chicago. In addition, Wilmington has a larger percentage of income and employment in the office-related industries of service and government, finance, insurance and real estate sectors in which the vast majority of employees work in offices. Employment and population gains have led to a sharp decline in the unemployment rate for the Wilmington area. The jobless rate declined from an annual peak of 7.3% in 1991 to 3.9% in 2002. For the first five months of 2003, the unemployment rate grew only slightly, averaging 4.0%.

Sutter Square Galleria – Sacramento, California

     On October 28, 2003, through our wholly owned subsidiary, GREIT— Sutter Square, LP, a California limited partnership, we purchased Sutter Square Galleria located in Sacramento, California. The property is subject to a ground lease expiring in 2030 with one ten-year option period thereafter. The seller was an unaffiliated third party. The total purchase price for the property was approximately $8,240,000. In connection with the purchase, we assumed the existing loan from GE Capital Loan Services in the amount of $4,024,126. The loan bears interest at a fixed rate of 6.89% per annum. We are required to make monthly principal and interest payments on a 30-year amortization schedule until the due date of November 1, 2008. We paid an acquisition fee to Realty of $240,000, or approximately 2.9% of the purchase price.

     Sutter Square is a two-building, mixed-use property containing approximately 61,036 square feet. Built in 1988, the property is located on 2.48 acres in midtown Sacramento and includes 300 parking spaces. Sutter Square has excellent access to Interstate 80 and is only a mile from the major interchange linking Highways 50, 99 and Interstate 80.

     Sutter Square is approximately 96% leased to 14 tenants. At the date of acquisition, the University of California Davis Extension, John Robert Powers and Blockbuster occupied approximately 30%, 16% and 13% of the property, respectively. Four leases totaling approximately 18% of the property’s gross leaseable area expire during the next twelve months.

     The following table provides certain information with respect to the leases of those tenants that occupy 10% or more of the rentable square footage at Sutter Square:

		Percentage of	Lease Termination	Current Base Annual
Tenant	Rentable Square Feet	Property Leased	Date	Rent	Renewal Options

University of California — Davis Extension (1)	18,288	30.0%	01/01/12	$344,150	Three 5-year
John Robert Powers	10,000	16.4%	06/14/08	$168,000	None
Blockbuster	7,960	13.0%	10/31/04	$148,186	One 5-year

     (1)  Government entity or government contractor.

     The following table provides certain information with respect to lease expirations for the next 10 years at Sutter Square, as of October 2003:

					Percent of
					Gross Annual
		Rentable		Percent of Total	Base Rent
	Number	Sq. Ft.	Base of Annual	Building Rentable	Represented
Year Ending	of Leases	of Leases	Rent of Leases	Sq. Ft. Represented	by Leases
December 31	Expiring	Expiring	Expiring (1)	by Leases Expiring	Expiring (1)

2003	—	—	$—	—%	—%
2004	4	10,765	203,278	17.64	17.87
2005	3	5,542	128,467	9.08	11.29
2006	1	2,656	55,776	4.35	4.90
2007	1	3,131	69,508	5.13	6.11
2008	2	11,738	206,584	19.23	18.16
2009	—	—	—	—	—
2010	3	6,561	130,054	10.75	11.43
2011	—	—	—	—	—
2012	1	18,288	344,149	29.96	30.24
Thereafter	—	—	—	—	—

Total	15	58,681	$1,137,816	96.14%	100.00%

     (1)  These amounts are based on the respective tenant’s current base annual rent, which may increase under the terms of the leases applicable to the respective tenant.

     We do not anticipate making any significant repairs or improvements to Sutter Square over the next few years. A Phase I environmental assessment completed in connection with the purchase of the property found no hazardous conditions. For federal income tax purposes, Sutter Square’s depreciable basis is approximately $6,600,000.

     We retained Realty to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Sacramento, California

     Market Overview

     The Sacramento office market has felt the effects of a weak tenant demand. Vacancy rates increased slightly during the third quarter of 2003 and are expected to rise modestly in the fourth quarter of 2003. However, the market reported positive absorption of 122,000 square feet during the third quarter. This figure is double the year-to-date figure in the second quarter of 2003. Nine buildings were completed during the third quarter of 2003, increasing the market’s net rentable square feet by approximately 875,000 square feet. In addition, there are currently 14 office buildings under construction in Sacramento, which will add approximately 500,000 net rentable square feet to the market upon completion, which is not expected until 2004.

     Economy

     The California Employment Development Department reported a September 2003 unemployment rate of 5.3% in the Sacramento area, a slight decrease from the previous quarter. The state and national unemployment rates were also down slightly. Since September 2002, the total number of jobs in the Sacramento has decreased by 8,600 jobs with the government sector contributing to the largest portion of that decline by 5,000 jobs. Manufacturing and professional business services also lost jobs, declining by 2,400 and 2,300, respectively. Conversely, the financial sector added approximately 2,000 jobs.

     SOME OF THE INFORMATION DESCRIBED ABOVE, ALTHOUGH BELIEVED TO BE ACCURATE, WAS PROVIDED BY THIRD PARTIES UNAFFILIATED WITH OUR COMPANY, OUR ADVISOR OR ITS AFFILIATES. THEREFORE, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION IS ACCURATE.

FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the Acquisition of 824 Market Street

     Acquisition Expenses

     In addition to the acquisition fee paid to Realty, we paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $20,000.

     Property Management Fee

     We pay Realty a property management fee equal to 5% of the gross income from the property; however a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. No property management fees are currently due.

Fees Paid in Connection with the Acquisition of Sutter Square Galleria

     Acquisition Expenses

     In addition to the acquisition fee paid to Realty, we paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $27,000.

Property Management Fee

     We pay Realty a property management fee equal to 5% of the gross income from the property; however a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. No property management fees are currently due.

POTENTIAL PROPERTY ACQUISITIONS

     On October 24, 2003, our advisor entered into a contract on our behalf with an unaffiliated third-party seller for the acquisition of Centerpoint Corporate Park, a four-building portfolio totaling approximately 435,894 square feet. The buildings are part of an eight building, Class A suburban corporate campus in Kent, Washington, a suburb of Seattle. The property is approximately 67% leased, with approximately 13.7% leased by PASC (Patient Accounting Services Corporation), 9.2% leased by Alaska Airlines, 7.2% leased by United Airlines, 5.4% leased by Noridian Blue Cross and 5.3% by the Federal Bureau of Investigation. The purchase price for the property is approximately $55,300,000. The seller will pay Realty a sales commission of $1,084,000, or approximately 2.0% of the purchase price, for arranging the transaction. Closing of this acquisition is anticipated in the fourth quarter of 2003. We have a deposit of $2,000,000 related to this potential acquisition. Under certain circumstances, such deposit may be nonrefundable.

     On October 24, 2003, our advisor entered into a contract on our behalf with an unaffiliated third-party seller for the acquisition of One World Trade Center, a 27-story, Class A multi-tenant office building with approximately 570,485 square feet in downtown Long Beach, California. The property, which includes a retail component of approximately 120,000 square feet, is 85% leased, with approximately 9.3% leased by the U.S. Customs Trade Office and 5.3% by the Federal Bureau of Investigation. The purchase price for the property is approximately $113,650,000. The seller will pay Realty a sales commission of $2,400,000, or approximately 2.1% of the purchase price, for arranging the transaction. Closing of this acquisition is anticipated in the fourth quarter of 2003. We have a deposit of $3,000,000 related to this potential acquisition. Under certain circumstances, such deposit may be nonrefundable.

     We are currently considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

     There can be no assurance that any or all of the conditions will be satisfied.

MANAGEMENT

     Effective September 30, 2003, William C. Daniel has resigned his position as Chief Financial Officer of G REIT, Inc. and the Board of Directors of the Company appointed Richard Hutton as interim Chief Financial Officer of the company. Mr. Hutton has served as the Chief Investment Officer of Triple Net Properties, LLC, our advisor, since August 2003, overseeing all financial operations of our advisor. From April 1999 to August 2003, Mr. Hutton served as Senior Vice President—Real Estate Acquisitions and Vice President—Property Management for our advisor. In that position, Mr. Hutton oversaw the management of the real estate portfolios and property management staff of our advisor and its affiliates. Mr. Hutton holds a BA in psychology from Claremont McKenna College and has been licensed as a Certified Public Accountant in California since 1984.

SECOND OFFERING

     On October 10, 2003, we filed a registration statement on Form S-11 with the Securities and Exchange Commission for a second offering of our common stock. Pursuant to this registration statement, we will be offering for sale to the public on a “best efforts” basis a maximum of 27 million shares of our common stock at a purchase price of $10.00 per share and up to 1.5 million additional shares through our dividend reinvestment plan under which our shareholders may elect to have dividends reinvested in additional shares at $9.50 per share. We anticipate that this registration statement will go effective during the first quarter of 2004 and that the current offering will terminate in conjunction with the commencement of the second offering.